SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)



                                FreeSeas Inc.
                                 --------------
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    Y26496102
                                    ---------
                                 (CUSIP Number)

                                 Paul D. Sonkin
                           Hummingbird Management, LLC
                    (f/k/a Morningside Value Investors, LLC)
                           460 Park Avenue, 12th Floor
                            New York, New York 10022
                            ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 16, 2005
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



--------
1   The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


------------------------                            ----------------------------
CUSIP No. Y26496102                13D                        Page 2 of 15 Pages
------------------------                            ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Management, LLC
                    (f/k/a Morningside Value Investors, LLC)
                               IRS No. 13-4082842
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    559,950
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               559,950
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     559,950 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO

(1) Includes (a) 54,250 shares of FreeSeas common stock issuable upon the exercise of warrants held by the the Hummingbird Value Fund, LP, and
(b) 54,250 shares of FreeSeas common stock issuable upon the exercise of warrants held by the the Hummingbird Microcap Value Fund, LP.
================================================================================

------------------------                            ----------------------------
CUSIP No. Y26496102                13D                        Page 3 of 15 Pages
------------------------                            ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Paul D. Sonkin
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    559,950
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               559,950
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     559,950 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     OO

(1) Includes (a) 54,250 shares of FreeSeas common stock issuable upon the exercise of warrants held by the the Hummingbird Value Fund, LP, and
(b) 54,250 shares of FreeSeas common stock issuable upon the exercise of warrants held by the the Hummingbird Microcap Value Fund, LP.
================================================================================

------------------------                            ----------------------------
CUSIP No. Y26496102                13D                        Page 4 of 15 Pages
------------------------                            ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Capital, LLC
                    (f/k/a Morningside Capital,  LLC)

--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    559,950
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               559,950
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     559,950 (1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     OO


(1) Includes (a) 54,250 shares of FreeSeas common stock issuable upon the exercise of warrants held by the the Hummingbird Value Fund, LP, and
(b) 54,250 shares of FreeSeas common stock issuable upon the exercise of warrants held by the the Hummingbird Microcap Value Fund, LP.
================================================================================

------------------------                            ----------------------------
CUSIP No. Y26496102                13D                        Page 5 of 15 Pages
------------------------                            ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Value Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                   279,975
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               279,975
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     279,975(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     LP

(1) Includes 54,250 shares of FreeSeas common stock issuable upon the exercise of warrants held by the Hummingbird Value Fund, LP.
================================================================================

------------------------                            ----------------------------
CUSIP No. Y26496102                13D                        Page 6 of 15 Pages
------------------------                            ----------------------------

================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Microcap Value Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    279,975
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               279,975
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     279,975(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     LP

(1) Includes 54,250 shares of FreeSeas common stock issuable upon the exercise of warrants held by the Hummingbird Microcap Value Fund, LP.
================================================================================

------------------------                            ----------------------------
CUSIP No. Y26496102                13D                        Page 7 of 15 Pages
------------------------                            ----------------------------

          The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

ITEM 1    SECURITY AND ISSUER

          Title of Class of Securities

               Common Stock $.001 par value (the "Shares")

          Name and Address of Issuer

               FreeSeas Inc.  (the "Company" or the "Issuer")
               93 Akt Miaouli
               Piraeus, Greece



ITEM 2    IDENTITY AND BACKGROUND

          This  statement is being filed by Hummingbird  Management,  LLC (f/k/a
Morningside    Value   Investors,    LLC),   a   Delaware   limited    liability
company("Hummingbird"), whose principal business and principal office address is 460 Park Avenue, 12th Floor, New York, New York 10022. Hummingbird acts as investment manager to The Hummingbird Value Fund, L.P. ("HVF") , and to The Hummingbird Microcap Value Fund, L.P. (the "Microcap Fund"), and has the sole investment discretion and voting authority with respect to the investments owned of record by each of HVF and Microcap Fund. Accordingly, Hummingbird may be deemed for purposes of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended ("Rule 13d-3"), to be the beneficial owner of the Shares owned by HVF, and Microcap Fund. The managing member of Hummingbird is Paul Sonkin. Mr. Sonkin is also the managing member of Hummingbird Capital, LLC (f/k/a Morningside Capital, LLC), a Delaware limited liability company ("HC", and together with Hummingbird, HVF, and Microcap Fund, and Mr. Sonkin, the "Reporting Persons"), the general partner of each of HVF and Microcap Fund.

          Both HVF and Microcap Fund are Delaware limited partnerships whose principal business and principal office address is 460 Park
Avenue, 12th Floor, New York, New York, 10022 and whose principal business is investing in securities in order to achieve its investment objectives.

          Mr. Sonkin is a citizen of the United States and HC is a Delaware limited liability company. The principal business of Mr. Sonkin is acting a managing member of each of Hummingbird and HC. The principal business of HC isacting as general partner of each of HVF and Microcap Fund. The principal office address of each of Mr. Sonkin and HC is 460 Park Avenue, 12th Floor, New York, New York 10022.

          During the past five years none of Hummingbird, HVF, Microcap Fund, Mr. Sonkin or HC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatingactivities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

------------------------                            ----------------------------
CUSIP No. Y26496102                13D                        Page 8 of 15 Pages
------------------------                            ----------------------------


ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          As of December 16, 2005, Hummingbird has caused HVF and Microcap Fund to invest approximately $1,300,606, and $1,300,606 respectively, in the Shares and warrants of the Issuer using their respective working capital.

ITEM 4    PURPOSE OF TRANSACTION

          The Shares were acquired for investment purposes. However, Hummingbird may hold discussions with various parties, including, but not limited to, the Issuer's management, its board of directors and other shareholders on a variety of possible subjects regarding ways to increase shareholder value. Some of the suggestions Hummingbird might make could affect control of the Issuer and/or may relate to the following: the merger, acquisition or liquidation of the Issuer to third parties, the sale or transfer of assets of the Issuer to third parties, operational matters, a change in the board of directors or the management of the Issuer, a change in the present capitalization or dividend policy of the Issuer or a change in the Issuer's charter or by-laws. Hummingbird intends to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant by Hummingbird, Hummingbird may, directly or indirectly, purchase additional Shares of the Issuer or dispose of some or such Shares in open-market transaction or privately negotiated transactions. The Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

          (a) As investment manager of HVF and Microcap Fund, Hummingbird may be deemed to have the sole voting and investment authority over the Shares owned by HVF and Microcap Fund,for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Rule 13d-3"), may be deemed to be the beneficial owner of 559,950 Shares representing approximately 8.8% of the outstanding shares of the Issuer calculated on the basis of 6,282,600 common stock outstanding as of December 15, 2005, as disclosed in the issuer's prospectus dated November 10, 2005 and filed with the SEC on November 11, 2005. Hummingbird disclaims any beneficial ownership of the Shares covered by this Statement.


------------------------                            ----------------------------
CUSIP No. Y26496102                13D                       Page 9 of 15 Pages
------------------------                            ----------------------------

          HC, as the general partner of each of HVF and Microcap Fund, Hummingbird may be deemed to have the sole voting and investment authority over the Shares owned by HVF and Microcap Fund,for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Rule 13d-3"), may be deemed to be the beneficial owner of 559,950 Shares representing approximately 8.8% of the outstanding shares of the Issuer calculated on the basis of 6,282,600 common stock outstanding as of December 15, 2005,as disclosed in the issuer's prospectus dated November 10, 2005 and filed with the SEC on November 11, 2005. Hummingbird disclaims any beneficial ownership of the Shares covered by this Statement.

          HVF is the beneficial owner of 279,975 Shares or 4.4% of the outstanding shares of the Issuer, (represents 225,725 shares of FreeSeas Inc. ("FreeSeas") common stock owned by the HVF; and 54,250 shares of FreeSeas common stock issuable upon the exercise of warrants owned by HVF.)

          Microcap Fund is the beneficial owner of 279,975 Shares or 4.4% of the outstanding shares of the Issuer,(represents 225,725 shares of FreeSeas Inc. ("FreeSeas") common stock owned bythe Microcap Fund, and 54,250 shares of FreeSeas common stock issuable upon the exercise of warrants owned by Microcap Fund.)


          (c)

	   As of December 15, 2005, HVF held 21,250 Trinity Partners Acquisition Company Class A common stock, 162,325 Trinity Acquisition Company Class B
Common stock,3,750 Trinity Partners Acquisition Company Class Z warrants, 450 Trinity Partners Acquisition Company Class A Units, 4,750 Trinity Partners Acquisition Company Class W warrants, 20,625 Trinity Partners Acquisition Company Class B Units.

             As of December 15, 2005, Microcap Fund held 21,250 Trinity Partners Acquisition Company Class A common stock, 162,325 Trinity Acquisition Class B Common stock,3,750 Trinity Partners Acquisition Company Class Z warrants, 450 Trinity Partners Acquisition Company Class A Units, 4,750 Trinity Partners Acquisition Company Class W warrants, 20,625 Trinity Partners Acquisition Company Class B Units.

	    Upon the merger, each share of Trinity Partners Acquisition Company Class A common stock was converted into one share of FreeSeas common stock, each Trinity Acquisition Class B Common stock was converted into one share of FreeSeas common stock,each Trinity Partners Acquisition Company Class Z warrant was converted into one FreeSeasClass Z warrant, each Trinity Partners Acquisition Company Class A Unit was converted into two shares of FreeSeas common stock, five FreeSeas Class W warrants, and five FreeSeas Class Z warrants, each Trinity Partners Acquisition Company Class W warrant was converted into one FreeSeas Class W warrant, and each Trinity Partners Acquisition Company Class B Unit was converted into two shares of FreeSeas common stock, one FreeSeas ClassW warrant, and one FreeSeas Class Z warrant.

------------------------                            ----------------------------
CUSIP No. Y26496102                13D                       Page 10 of 15 Pages
------------------------                            ----------------------------

             Hummingbird caused HVF to effect transactions in the securities during the past 60 days as set forth below:

1) Trinity Partners Acquisition Company Class A common stock


                                              AMOUNT OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------
11/30/2005	open market purchase		5,000		4.628
12/1/2005	open market purchase		5,000		4.928
12/5/2005	open market purchase		4,000		5.143
12/6/2005	open market purchase		1,500		5.263
12/8/2005	open market purchase		3,500		5.300
12/9/2005	open market purchase		1,000		5.290
12/15/2005	open market purchase		1,250		5.450

2) Trinity Acquisition Company Class B Common stock


                                             AMOUNT OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------
11/29/2005	open market purchase		14,250		5.471
11/30/2005	open market purchase		   250		5.480
12/2/2005	open market purchase		11,000		5.486
12/5/2005	open market purchase		 9,000		5.523
12/5/2005	open market purchase		 2,500		5.491
12/6/2005	open market purchase		14,000		5.553
12/7/2005	open market purchase		34,500		5.644
12/7/2005	open market purchase		25,000		5.626
12/7/2005	open market purchase		   500		5.640
12/8/2005	open market purchase		40,600		5.650
12/8/2005	open market purchase		 1,500		5.655
12/8/2005	open market purchase		   500		5.650
12/9/2005	open market purchase		 7,725		5.661
12/9/2005	open market purchase		 1,000		5.670

3) Trinity Partners Acquisition Company Class Z warrants

                                             AMOUNT OF
   DATE              TYPE                     WARRANTS        PRICE/SHARE
   ----              ----                     -----------
12/5/2005	open market purchase		3,750		0.997


------------------------                            ----------------------------
CUSIP No. Y26496102                13D                      Page 11 of 15 Pages
------------------------                            ----------------------------

4) Trinity Partners Acquisition Company Class A Units

                                              AMOUNT OF
   DATE              TYPE                      UNITS         PRICE/SHARE
   ----              ----                      ------         -----------
12/8/2005	open market purchase		450		20.440


5) Trinity Partners Acquisition Company Class W warrants

                                              AMOUNT OF
   DATE              TYPE                      WARRANTS       PRICE/SHARE
   ----              ----                      ------         -----------
12/5/2005	open market purchase		3,750		0.930
12/7/2005	open market purchase		1,000		1.050




6) Trinity Partners Acquisition Company Class B units

                                              AMOUNT OF
   DATE              TYPE                      UNITS         PRICE/SHARE
   ----              ----                      ------         -----------
12/5/2005	open market purchase		14,500		12.828
12/6/2005	open market purchase		2,250		13.069
12/7/2005	open market purchase		2,875		13.351
12/8/2005	open market purchase		1,000		13.300


------------------------                            ----------------------------
CUSIP No. Y26496102                13D                      Page 12 of 15 Pages
------------------------                            ----------------------------

             Hummingbird caused Microap Fund to effect transactions in the securities during the past 60 days as set forth below:

1) Trinity Partners Acquisition Company Class A common stock

                                              AMOUNT OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------
11/30/2005	open market purchase		5,000		4.628
12/1/2005	open market purchase		5,000		4.928
12/5/2005	open market purchase		4,000		5.143
12/6/2005	open market purchase		1,500		5.263
12/8/2005	open market purchase		3,500		5.300
12/9/2005	open market purchase		1,000		5.290
12/15/2005	open market purchase		1,250		5.450

2) Trinity Acquisition Company Class B Common stock

                                             AMOUNT OF
   DATE              TYPE                      SHARES         PRICE/SHARE
   ----              ----                      ------         -----------
11/29/2005	open market purchase		14,250		5.471
11/30/2005	open market purchase		   250		5.480
12/2/2005	open market purchase		11,000		5.486
12/5/2005	open market purchase		 9,000		5.523
12/5/2005	open market purchase		 2,500		5.491
12/6/2005	open market purchase		14,000		5.553
12/7/2005	open market purchase		34,500		5.644
12/7/2005	open market purchase		25,000		5.626
12/7/2005	open market purchase		   500		5.640
12/8/2005	open market purchase		40,600		5.650
12/8/2005	open market purchase		 1,500		5.655
12/8/2005	open market purchase		   500		5.650
12/9/2005	open market purchase		 7,725		5.661
12/9/2005	open market purchase		 1,000		5.670

3) Trinity Partners Acquisition Company Class Z warrants

                                             AMOUNT OF
   DATE              TYPE                     WARRANTS        PRICE/SHARE
   ----              ----                     -----------
12/5/2005	open market purchase		3,750		0.997

------------------------                            ----------------------------
CUSIP No. Y26496102                13D                      Page 13 of 15 Pages
------------------------                            ----------------------------

4) Trinity Partners Acquisition Company Class A Units

                                              AMOUNT OF
   DATE              TYPE                      UNITS         PRICE/SHARE
   ----              ----                      ------         -----------
12/8/2005	open market purchase		450		20.440


5) Trinity Partners Acquisition Company Class W warrants

                                              AMOUNT OF
   DATE              TYPE                      WARRANTS       PRICE/SHARE
   ----              ----                      ------         -----------
12/5/2005	open market purchase		3,750		0.930
12/7/2005	open market purchase		1,000		1.050



6) Trinity Partners Acquisition Company Class B units

                                              AMOUNT OF
   DATE              TYPE                      UNITS         PRICE/SHARE
   ----              ----                      ------         -----------
12/5/2005	open market purchase		14,500		12.828
12/6/2005	open market purchase		2,250		13.069
12/7/2005	open market purchase		2,875		13.351
12/8/2005	open market purchase		1,000		13.300


           (d)         Inapplicable.

           (e)         Inapplicable.




------------------------                            ----------------------------
CUSIP No. Y26496102                13D                       Page 14 of 15 Pages
------------------------                            ----------------------------


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

         Exhibit     Exhibit
         No.         Description
         ---     ---------------------------------------------------------------

         1 Joint Filing Agreement dated December 16, 2005 by and among Hummingbird Management, LLC (f/ka Morningside Value Investors,
                 LLC), Hummingbird Value Fund, L.P., Hummingbird Mircocap Value Fund, L.P., Hummingbird Capital, LLC (f/k/a Morningside Capital, LLC) and Paul Sonkin.


                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: December 19, 2005            HUMMINGBIRD MANAGEMENT, LLC
                                   (f/k/a Morningside Value Investors, LLC)


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                    /s/ Paul D. Sonkin
                                   -------------------------------------
                                   PAUL D. SONKIN


                                   HUMMINGBIRD VALUE FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                   HUMMINGBIRD MICROCAP VALUE
                                   FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member



                                   HUMMINGBIRD CAPITAL, LLC
                                   (f/k/a Morningside Capital, LLC)


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin





------------------------                            ----------------------------
CUSIP No. Y26496102                13D                       Page 15 of 15 Pages
------------------------                            ----------------------------



                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated December 16, 2005 (including amendments thereto) with respect to the Common Stock of FreeSeas, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: December 16, 2005           HUMMINGBIRD MANAGEMENT, LLC
                                   (f/k/a Morningside Value Investors, LLC)


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                    /s/ Paul D. Sonkin
                                   -------------------------------------
                                   PAUL D. SONKIN


                                   HUMMINGBIRD VALUE FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                   HUMMINGBIRD MICROCAP VALUE
                                   FUND, L.P.


                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member



                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin